Filed pursuant to 424(b)(3)
Registration No. 333-274972
PROSPECTUS SUPPLEMENT NO. 8
To Prospectus dated December 15, 2023

590,603 Shares of Common Stock
Offered by the Selling Stockholder

This prospectus supplement No. 8 supplements the prospectus dated December 15, 2023 (the “Prospectus”), which covers the offer and resale by the selling stockholder identified in this prospectus of up to an aggregate of 590,603 shares of our common stock, $0.0001 par value per share (the “Common Stock”), consisting of (i) 181,316 shares of Common Stock issuable upon the exercise of Series A-1 Warrants to purchase shares of Common Stock, (ii) 116,353 shares of Common Stock issuable upon the exercise of Series A-1 Warrants to purchase shares of Common Stock, which Series A-1 Warrants are issuable upon exercise of Series T Warrants, assuming that the Series T Warrants have been exercised in full by paying the Aggregate Exercise Price (as defined in the Series T Warrants) in cash, (iii) 116,353 shares of Common Stock issuable upon the exercise of Series A-2 Warrants to purchase shares of Common Stock, which Series A-2 Warrants are issuable upon exercise of Series T Warrants, assuming that the Series T Warrants have been exercised in full by paying the Aggregate Exercise Price in cash, (iv) 116,353 shares of Common Stock issuable upon the exercise of Series T Warrants to purchase shares of Common Stock (collectively, the “Warrants”), and (v) 60,228 shares of Common Stock issued upon the exercise of Exchange Warrants to purchase shares of Common Stock. We registered these shares issued or issuable upon exercise of the Warrants on behalf of the selling stockholder, to be offered and sold by them from time to time. The foregoing share numbers have been adjusted to reflect the one-for-seven reverse stock split of the Company’s Common Stock that became effective at 4:01 p.m. Eastern Time on January 29, 2024 (the “Reverse Stock Split”).
We are not selling any shares of Common Stock under the Prospectus and will not receive any proceeds from the sale by the selling stockholder of such shares. We are paying the cost of registering the shares of Common Stock covered by the Prospectus as well as various related expenses. The selling stockholder is responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares.
Sales of the shares by the selling stockholder may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices and/or at varying prices determined at the time of sale. The selling stockholder may sell shares directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder, the purchasers of the shares, or both. The selling stockholder may sell any, all or none of the securities offered by the Prospectus and we do not know when or in what amount the selling stockholder may sell their shares of Common Stock hereunder following the effective date of the registration statement of which the Prospectus forms a part. We provide more information about how the selling stockholder may sell or otherwise dispose of their shares of Common Stock in the section titled “Plan of Distribution” beginning on page 119 of the Prospectus.
You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.
Our Common Stock is listed on The Nasdaq Capital Market under the symbol “GRI.” On May 30, 2024, the last reported sale price of our Common Stock was $0.3309 per share.
Investing in our securities involves risks. See “Risk Factors” beginning on page 35 of Prospectus Supplement No. 5 to the Prospectus, dated March 28, 2024.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 31, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 21, 2024
GRI BIO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40034	82-4369909
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)
2223 Avenida de la Playa, #208
La Jolla, CA 92037
(Address of principal executive offices and zip code)
(619) 400-1170
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRI	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01     Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
As previously reported in a Current Report on Form 8-K filed November 24, 2023, on November 22, 2023, GRI Bio, Inc. (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company did not comply with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b) (the “Stockholders’ Equity Requirement”) based on the information provided in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. The Company was provided an initial period of 180 calendar days, or until May 20, 2024, to regain compliance with the Stockholders’ Equity Requirement.

On May 21, 2024, the Company received a staff determination letter (the “Determination Letter”) from the Staff notifying the Company that, despite reporting in excess of $2.5 million in stockholders’ equity in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, it had not regained compliance with the Stockholders’ Equity Requirement by May 20, 2024 when taking into account the Company’s historical burn rate. Accordingly, and as described in the Determination Letter, unless the Company timely requests an appeal of the determination by May 28, 2024, the Company’s securities will be subject to suspension/delisting. The Company intends to timely request an appeal of the determination to a Hearings Panel (the “Panel”). The appeal will automatically stay any suspension or delisting action pending the hearing before the Panel, and the Company’s common stock will remain listed on The Nasdaq Capital Market pending the outcome of the hearing before the Panel. Pursuant to Nasdaq Listing Rules, the Panel has the authority to grant an additional extension not to exceed 180 days from the Staff’s determination.

Notwithstanding the foregoing, there can be no assurance that the Panel will grant the Company an additional extension period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Capital Market.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2024	GRI BIO, INC.
	By:	/s/ Leanne Kelly
	Name:	Leanne Kelly
	Title	Chief Financial Officer